EXHIBIT 99.1

Notice Regarding the Terms and Conditions Concerning the Issuance of Stock-Compensation-Type Stock Options (Stock Acquisition Rights)

TOKYO, July 14, 2017 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ", the "Company") (NASDAQ:IIJI) (TSE1:3774) hereby announces that it has determined the remaining terms and conditions concerning the issuance of stock-compensation-type stock options (“Stock Acquisition Rights”), resolved by the IIJ’s Board of Directors on June 28, 2017, to be allotted to Directors (excluding Part-time and Outside Directors) and Executive Officers of IIJ, as follows.

1. Total number of Stock Acquisition Rights

169 rights

2. Class and total number of shares underlying the Stock Acquisition Rights

33,800 shares of the Company’s common stock (the number of shares to be issued or transferred for each Stock Acquisition Rights shall be 200 shares)

3. Amount to be paid in exchange for the Stock Acquisition Rights

JPY337,200 per Stock Acquisition Rights (JPY1,686 per share of common stock)

The Stock Acquisition Rights are allotted to Directors (excluding Part-time and Outside Directors) and Executive Officers of IIJ by offsetting their monetary remuneration claims against the Company and their obligations to pay for the allotment of the Stock Acquisition Rights.

4. Persons to be allotted the stock acquisition rights, number of persons, and number of stock acquisition rights to be allotted:

Directors (excluding Part-time and Outside Directors) of IIJ	7 Directors	114 rights
Executive Officers of IIJ	11 Executive Officers	55 rights

About IIJ
Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, systems integration, cloud computing services, security services and mobile services. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
IIJ Investor Relations
Tel: +81-3-5205-6500  E-mail: ir@iij.ad.jp  URL: http://www.iij.ad.jp/en/ir